---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 1 of 12
---------------------------                              -----------------------


                   SECURITIES AND EXCHANGE COMMISSION  =========================
                          WASHINGTON, D.C. 20549              OMB APPROVAL
                                                       =========================
                              SCHEDULE 13D               OMB Number: 3235-0145
                             (RULE 13d-101)            =========================
                                                       Expires: October 31, 2002
                                                       =========================
                                                       Estimated average burden
                                                       hours per response...14.9
                                                       =========================

           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                        Willis Lease Finance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   970646 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Charles F. Willis, IV
                      c/o Willis Lease Finance Corporation
                          2320 Marinship Way, Suite 300
                               Sausalito, CA 94965
                                 (415) 331-5281
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 2 of 12
---------------------------                              -----------------------



-----------------------------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CFW Partners, L.P., a California limited partnership ("CFW Partners")
-----------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) / /
                                                                                              (b) /X/
-----------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


-----------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS:  00, PF
-----------------------------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):   / /

-----------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          California Limited Partnership
-----------------------------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
                              0
       NUMBER OF
                     --------------------------------------------------------------------------------
        SHARES        8.      SHARED VOTING POWER

     BENEFICIALLY             5,984,422+

       OWNED BY      --------------------------------------------------------------------------------
                      9.      SOLE DISPOSITIVE POWER
        EACH
                              2,984,422
      REPORTING      --------------------------------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
       PERSON
                              0
        WITH
-----------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,984,422+
-----------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                  / /
          CERTAIN SHARES*

-----------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          57.5%
-----------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          PN
-----------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

+ This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 3 of 12
---------------------------                              -----------------------



-----------------------------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Charles F. Willis, IV
-----------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) / /
                                                                                              (b) /X/
-----------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


-----------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS:  00, PF
-----------------------------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):   / /

-----------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
                              82,400
       NUMBER OF
                     --------------------------------------------------------------------------------
        SHARES        8.      SHARED VOTING POWER

     BENEFICIALLY             6,066,822+

       OWNED BY      --------------------------------------------------------------------------------
                      9.      SOLE DISPOSITIVE POWER
        EACH
                              82,400
      REPORTING      --------------------------------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
       PERSON
                              2,984,422
        WITH
-----------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,066,822+
-----------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                  / /
          CERTAIN SHARES*

-----------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          58.3%
-----------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          IN
-----------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

+ This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 4 of 12
---------------------------                              -----------------------



-----------------------------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          The Austin Chandler Willis 1995 Irrevocable Trust
-----------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) / /
                                                                                              (b) /X/
-----------------------------------------------------------------------------------------------------
3.        SEC USE ONLY


-----------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS:  00, PF
-----------------------------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):   / /

-----------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          California Limited Partnership
-----------------------------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
                              235
       NUMBER OF
                     --------------------------------------------------------------------------------
        SHARES        8.      SHARED VOTING POWER

     BENEFICIALLY             5,984,422+

       OWNED BY      --------------------------------------------------------------------------------
                      9.      SOLE DISPOSITIVE POWER
        EACH
                              235
      REPORTING      --------------------------------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
       PERSON
                              2,984,422
        WITH
-----------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,984,657+
-----------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                  / /
          CERTAIN SHARES*

-----------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          57.5%
-----------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          00
-----------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

+ This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 5 of 12
---------------------------                              -----------------------



ITEM 1                        SECURITY AND ISSUER:

         Common Stock (the "Shares") of Willis Lease Finance Corporation (the "Issuer")

         Willis Lease Finance Corporation
         2320 Marinship Way, Suite 300
         Sausalito, CA  94965

ITEM 2                        IDENTITY AND BACKGROUND:

         This statement is being filed by CFW Partners, L.P., a California limited partnership, Charles F. Willis, IV, a United States citizen, and the Austin Chandler Willis 1995 Irrevocable Trust, a United States trust, each of whose principal address is c/o Willis Lease Finance Corporation, 2320 Marinship Way, Suite 300, Sausalito, CA 94965.

         Charles F. Willis, IV, and Austin Chandler Willis 1995 Irrevocable Trust are each limited partners of CFW Partners. Charles F. Willis, IV, is also the general partner of CFW Partners. The trustee of the Austin Chandler Willis 1995 Irrevocable Trust is Elizabeth Leatherman, a United States citizen (the "Trustee"). The address for the Trustee is 4 Charles River Square, Boston, MA 02114. Exhibit A sets forth the Joint Filing Agreement regarding this Schedule 13D.

         Charles F. Willis, IV, is the President and Chief Executive Officer of the Issuer. CFW Partners, L.P., is a partnership for the purpose of holding ownership of stock of the Issuer. The Austin Chandler Willis 1995 Irrevocable Trust is a trust, and the Trustee is a set designer.

         None of the Reporting Persons nor the Trustee has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.                       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The Reporting Persons are deemed to beneficially own 3,000,000 of the Shares plus such additional stock as will equal 34.9% of the Issuer's outstanding Shares when added to such 3,000,000 Shares, (the "FlightTechnics' Shares") reflected in this Schedule 13D (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by them, directly or indirectly, because these Reporting Persons entered into the Stockholders' Agreement with FlightTechnics, a Delaware limited liability company ("FlightTechnics") as more specifically described in paragraphs 3-8 of Item 4 below, the terms of which are hereby incorporated by reference herein. No funds of the Reporting Persons were or will be used to purchase the FlightTechnics' Shares as described more fully in Item 4 of this Schedule 13D.

         Other than the FlightTechnics' Shares, all other Shares beneficially owned by the Reporting Persons were previously reported on the Schedule 13G/A filed on February 14, 2000 by the Reporting Persons except for 18,900 Shares that were acquired in open market purchases.

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 6 of 12
---------------------------                              -----------------------


Such previously acquired Shares were acquired prior to the registration of such Shares under the Securities Exchange Act of 1934, as amended, in open market purchases, or upon the exercise of options. All such Shares were acquired with personal funds.

ITEM 4.                       PURPOSE OF TRANSACTION:

         The Issuer, the Reporting Persons, and FlightTechnics entered into that certain Stockholders' Agreement (the "Stockholders' Agreement"), dated as of November 7, 2000, which became effective on the November 30, 2000. The Stockholders' Agreement was previously filed as Exhibit 10.8 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2000 (the "Current Report") and is incorporated herein by reference. The Issuer and FlightTechnics also entered into that certain Investment Agreement, dated as of November 7, 2000, with Flightlease AG, SR Technics Group and SR Technics Group America, Inc. (the "Investment Agreement"). The Investment Agreement was filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report and is incorporated herein by reference.

         Under the Investment Agreement, FlightTechnics purchased 1,300,000 of the Shares and was granted a one-time option (the "Option") to purchase additional Shares in an amount between One Million Seven Hundred Thousand (1,700,000) and that number of Shares that would give FlightTechnics ownership of an amount equal to 34.9% of the outstanding common stock of the Issuer immediately after and giving effect to the exercise of the Option (the "Additional Stock"). The Option must be exercised within eighteen months of November 30, 2000 and is subject to either (i) NASD/NASDAQ concurrence that stockholder approval of such issuance is not required or (ii) stockholder approval of such issuance.

         Under the Stockholders' Agreement, the Reporting Persons have agreed to vote their Shares in favor of (a) the ratification of the grant by the Issuer to FlightTechnics of the Option, (b) the approval of the issuance and sale of the Additional Stock to FlightTechnics, and (c) in favor of any other actions related to the granting of the Option or the issuance and sale of the Additional Stock to FlightTechnics, which are submitted to a vote of the stockholders of the Issuer, and against any other action or agreement which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the grant, issuance, or contemplated economic benefits to FlightTechnics of the Option or the Additional Stock.

         In addition, the Reporting Persons have agreed to vote their Shares against an amendment to the Issuer's Certificate of Incorporation or Bylaws that would (i) change the number of directors from five (5) (other than upon the exercise of the Option as described below), (ii) reduce the notice period for meetings of the Issuer's board, (iii) require a vote of a supermajority of the Shares for any matter except as required by law or the current Certificate of Incorporation or Bylaws of the Issuer, (iv) eliminate the technical sales personnel position that FlightTechnics has the right to name, or (v)conflict with the terms of the Stockholders' Agreement.

         Under the Stockholder's Agreement, FlightTechnics agreed to vote the FlightTechnics' Shares in the following manner until November 29, 2005: (i) against an increase in the size of the board of the Issuer (other than upon the exercise of the Option as described below), (ii) in the same manner as the Reporting Persons with respect to an increase in the number of authorized Shares, (iii) in the same percentage as all other shares of capital stock of the Issuer in the election

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 7 of 12
---------------------------                              -----------------------


and removal of directors (other than upon the exercise of the Option as described below), and (iv) between November 29, 2003 and November 29, 2005, the acquisition of Issuer by way of merger, consolidation or share exchange or the sale of substantially all of Issuer's assets.

         Pursuant to the Stockholders' Agreement, FlightTechnics has a right of first offer to purchase, except for options granted under the Issuer's 1996 Stock Option/Stock Issuance Plan, any or all of the Shares or any other equity securities of the Issuer hereafter acquired by any Reporting Person (the "Target Shares") if such Reporting Person proposes to sell or transfer to a person other than another Reporting Person such Target Shares.

         In addition, from November 30, 2000 through November 29, 2003, if FlightTechnics exercises its Option, each of the Issuer and the Reporting Persons must receive the prior written consent of FlightTechnics prior to entering into the following: (i) an acquisition, merger, reorganization or consolidation or similar transaction (a "Reorganization Transaction") with any person other than FlightTechnics or its affiliates in which the consideration is stock and the stockholders of the Issuer immediately prior to such Reorganization Transaction will not own at least 75% of the entity surviving such Reorganization Transaction; (ii) the sale of all or substantially all of the assets of the Issuer unless the stockholders of the Issuer immediately after such sale own at least 75% of the entity acquiring such assets; or (iii) any investment in the Issuer by any strategic investor other than an affiliate of FlightTechnics, such investment to be evidenced by the issuance of any voting equity interest in the Issuer or any other securities convertible into a voting equity interest in the Issuer. The Reporting Persons may enter into discussions with any person or enter into any agreement regarding the foregoing if the Issuer's board of directors concludes in good faith, after having taken into account the advice of its outside legal counsel, that such an action is required in order for board to comply with its fiduciary obligations to Issuer's stockholders.

         Under the Stockholders' Agreement, the Issuer has the right to negotiate a definitive purchase agreement to purchase the Shares of FlightTechnics if FlightTechnics proposes to transfer its Shares. This right may be transferred to the Reporting Persons so long as Charles F. Willis, IV, is the beneficial owner of at least 1,500,000 Shares.

         As a result of this transaction, FlightTechnics was given the right to nominate a new director to the Issuer's board. Upon the close of the transaction, Hans Jorg Hunziker, President and Chief Executive Officer of Flightlease AG, a company under the laws of Switzerland, was appointed as a new Class I director of the Issuer. Donald A. Nunemaker resigned as a Class I director of the Issuer. Upon the exercise of the Option, the board will increase in size from five (5) members to seven (7) members and FlightTechnics may nominate an additional new director. In connection with the foregoing, the Reporting Persons agreed to vote for a successor to the directors nominated by FlightTechnics as requested by FlightTechnics and to remove the director nominated by FlightTechnics if so requested by FlightTechnics.

         References to and description of the Stockholders' Agreement and the Investment Agreement as set forth herein are qualified in their entity by reference to the copies of the Stockholders' Agreement and the Investment Agreement, and are incorporated herein in their entirety where such references and descriptions appear.

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 8 of 12
---------------------------                              -----------------------

         No funds of the Reporting Persons were used to purchase the FlightTechnics' Shares. The Reporting Persons do not, subject to the purchase option described above, have any economic interests in the FlightTechnics Shares or the right to dispose of such Shares. The Reporting Persons obtained beneficial ownership of the FlightTechnics' Shares pursuant to the Stockholders' Agreement and in exchange for the grant of certain beneficial ownership rights over the Shares held by the Reporting Persons, as described above. The Stockholder's Agreement was executed by the Reporting Persons as an inducement to FlightTechnics to purchase the FlightTechnics' Shares.

---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 9 of 12
---------------------------                              -----------------------


ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER.


(a) and (b)


                           CFW PARTNERS
                           ------------

                           Amount beneficially owned:  5,984,422 Shares

                           Percent of class: 49.2% prior to exercise of the Option, 57.5% after the exercise of the Option
                           Number of Shares as to which such person has:
                                   (i)      Sole power to vote or to direct the vote:  0
                                  (ii)      Shared power to vote or to direct the vote:  5,984,422+
                                 (iii)      Sole power to dispose or to direct the disposition
                                            of:  2,984,422
                                  (iv)      Shared power to dispose or to direct the disposition
                                            of:  0

                           CHARLES F. WILLIS, IV
                           ---------------------

                           Amount beneficially owned:  6,066,822 Shares
                           Percent of class: 50.2% prior to exercise of the Option, 58.3% after the exercise of the Option
                           Number of Shares as to which such person has:

                                   (i)      Sole power to vote or to direct the vote:  82,400
                                  (ii)      Shared power to vote or to direct the vote:  6,066,822+
                                 (iii)      Sole power to dispose or to direct the disposition
                                            of:  82,400
                                  (iv)      Shared power to dispose or to direct the disposition
                                            of:  2,984,422

                           AUSTIN CHANDLER WILLIS 1995 IRREVOCABLE TRUST
                           ---------------------------------------------

                           Amount beneficially owned: 5,984,422 Shares
                           Percent of class:  49.2% prior to exercise of the Option, 57.5% after the exercise of the Option
                           Number of Shares as to which such person has:
                                   (i)      Sole power to vote or to direct the vote:  235
                                  (ii)      Shared power to vote or to direct the vote:  5,984,422+
                                 (iii)      Sole power to dispose or to direct the disposition
                                            of:  235
                                  (iv)      Shared power to dispose or to direct the disposition
                                            of:  2,984,422

+ This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding
  Shares at the time of such exercise.



---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 10 of 12
---------------------------                              -----------------------


(c)                             The contents of Item 4 above are incorporated herein by reference.

(d)                             Charles F. Willis, IV, and Austin Chandler Willis 1995 Irrevocable
                                Trust, as limited partners of CFW Partners, each have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by CFW Partners.

(e)                             Not Applicable.

ITEM 6.                         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                                OF THE ISSUER.

                                Except as disclosed in or contemplated by the Stockholders' Agreement and the Investment Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

ITEM 7.                         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A                       Joint Filing Agreement by and among CFW Partners, L.P., Charles F. Willis, IV, and the Austin Chandler Willis 1995 Irrevocable Trust.

Exhibit B                       Stockholders' Agreement, dated as of November 7, 2000, by and among Willis Lease
                                      Finance Corporation, Charles F. Willis, IV, CFW Partners, L.P., Austin
                                      Chandler Willis 1995 Irrevocable Trust and FlightTechnics LLC.  Previously
                                      filed as Exhibit 10.8 to the Issuer's Current Report of Form 8-K filed with the Securities and Exchange Commission on November 13, 2000 and incorporated herein by reference in its entirety.

Exhibit C                       Investment Agreement, dated as of November 7, 2000, by and among Willis Lease
                                      Finance Corporation, FlightTechnics LLC, Flightlease AG, SR Technics Group
                                      and SR Technics Group America, Inc. Previously filed as Exhibit 10.1 to the
                                      Issuer's Current Report of Form 8-K filed with the Securities and Exchange
                                      Commission on November 13, 2000 and incorporated herein by reference in its entirety.



---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 11 of 12
---------------------------                              -----------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  CFW PARTNERS, L.P., A CALIFORNIA LIMITED PARTNERSHIP

DATED:  DECEMBER 8, 2000        BY: /s/ Charles F. Willis, IV
                                    -------------------------------------------
                                     A GENERAL PARTNER

DATED:  DECEMBER 8, 2000         /s/ Charles F. Willis, IV
                                 ----------------------------------------------
                                 CHARLES F. WILLIS, IV

                                 AUSTIN CHANDLER WILLIS 1995 IRREVOCABLE TRUST

DATED:  DECEMBER 8, 2000        BY: /s/ Elizabeth Leatherman
                                    -------------------------------------------
                                     ELIZABETH LEATHERMAN, AS TRUSTEE


---------------------------                              -----------------------
 CUSIP No. 970646 10 5                   13D                   Page 12 of 12
---------------------------                              -----------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------

         Agreement among CFW Partners, L.P., a California limited partnership, Charles F. Willis, IV, and The Austin Chandler Willis 1995 Irrevocable Trust, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this ____ day of December, 2000.




                        CFW PARTNERS, L.P., A CALIFORNIA LIMITED PARTNERSHIP

                        BY:      /s/ CHARLES F. WILLIS, IV
                                 CHARLES F. WILLIS, IV, AS GENERAL PARTNER

                        /s/ CHARLES F. WILLIS, IV
                        CHARLES F. WILLIS, IV

                        AUSTIN CHANDLER WILLIS 1995 IRREVOCABLE TRUST

                        BY:      /s/ ELIZABETH LEATHERMAN
                                 ELIZABETH LEATHERMAN, AS TRUSTEE